EXHIBIT 99.1

Endeavour Silver Provides Construction Update on the Terronera Project

VANCOUVER, British Columbia, April 20, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to provide a construction update for its Terronera Project in Jalisco state, Mexico, along with the launch of a photo gallery that will be updated as activity on site progresses. The photo gallery presentation can be found here or on the company website at Terronera Project Progress Photos. All references to dollars ($) in this news release are to United States dollars.

“Having secured a project financing commitment from Societe Generale and ING Bank N.V, we are rapidly advancing detailed engineering, procurement and construction of the project with initial production scheduled for Q4, 2024”, commented Dan Dickson, CEO. “The project is fully permitted to advance major construction and mine development activities and will provide over 750 jobs during the development phase in addition to significant opportunities for indirect and direct business support in the region. With several major contracts now in place, we look forward to regularly updating investors on our achievements at Terronera as construction advances.”

Don Gray, Chief Operating Officer, stated: “Given Terronera’s importance in achieving our goal of advancing industry-leading silver-focused growth, we actively undergo in-depth risk analysis with our technical teams to ensure the project stays on time and on budget. As part of your focus to minimize risk over the next three months, we will initiate concrete work for the mill foundations before the rainy season’s onset, as major mill equipment will start arriving by mid-year.”

Construction and Development Highlights

Early works have been underway since the first quarter of 2022, with more than $58 million of the budget spent to date. As at March 31, 2023, site works and activities to date have been, but are not limited to:

  Personnel – Onsite personnel has increased to 160 employees and contractors. As site activities ramp up, the Company continues to further advance its Health and Safety practices and protocols by harmonizing the “Te Cuido” safety culture across the Company. The Company has expanded its technical and finance teams at the project while ramping up engineering and construction activities.
  Detail engineering – The contract has been awarded to M3 Engineering & Technology and is expected to be completed in Q3 2023.
  Mobile mining equipment – The Company has received 30 mobile mining units including development jumbos, bolters, scoops, dump trucks, scissor lifts and other support equipment such as pallets and cranes, which the Company plans to use to self-perform mine development.
  Plant equipment purchases – Major equipment has been ordered with the majority of the items scheduled to arrive in Q2 2023, including the full grinding circuit. The remaining items, including the flash floatation, rougher/ cleaner float cells and filter press, will arrive in Q4, 2023. The ball mill, purchased earlier in the project, is awaiting transport to site from the Company's warehouse facilities in Puerto Vallarta, Mexico.
  Access road construction – Significant road upgrade work totalling over 7 km, primarily involving slope stabilization and drainage, has been completed for access to the mill site and mine portals. Completion of this work is planned for Q3 2023 prior to the significant increase in equipment and materials deliveries as major construction begins on the mill.
  Permanent camp construction – Installation is underway for facilities that will accommodate 550 personnel. It is expected that the permanent camp will be operational in H1 2023. Installed to date: training room, clinic, dining room/ kitchen/ gym, laundry and 2 out of 5 living modules.
  Plant site preparation – Ongoing work includes excavation and site levelling prior to mobilizing for concrete work. Work is well advanced and on track to allow other major construction activities to start before the rainy season.
  Underground Development – Portal #2 Site preparation has been completed and underground development is advancing. In addition, mine support modules have been mobilized at site as the project moves forward with ramping up development. Portal #1 site preparation will commence in Q2, 2023 with underground advancement expected in Q3, 2023.
  Initial project infrastructure – The temporary mine maintenance shop is operational and field offices have been installed at the mill site for improved construction oversight.

Project Timeline and Next Steps

The Company is focused on advancing its Terronera Project for achieving initial production in Q4 2024. Upcoming major milestones include:

  Completing detail engineering and expediting mill and infrastructure procurement;
  Finalizing earthworks and beginning concrete work prior to starting mechanical, piping and electrical work;
  Completing permanent camp and initiating site infrastructure construction including warehouse, assay lab, and mill, mine and admin offices;
  Commencing construction of engineering tailing storage facility and liquefied natural gas (LNG) vaporization plant along with gas-fired gensets; and
  Advancing mine development and underground infrastructure installations.

Community Activities

In tandem with project development, the Company continues to maintain an active community relations program to foster the social and economic well-being of local communities. There are three local communities in the area: San Sebastian del Oeste, Santiago de los Pinos and La Estancia. Recent social investment consultations with the local communities have resulted in several projects being proposed. These projects included restoring public spaces in Santiago de los Pinos, the awarding of scholarships, a tablet donation program that was implemented during the pandemic to allow students to keep up with online learning, and donation of a garbage collection vehicle to the municipality of San Sebastian del Oeste.

Over the course of this year, the Company is committing to provide additional community support in the following ways:

  Implementing a scholarship program as we have done at our other operating projects, which supports families with continued education;
  Developing a program for local and regional suppliers in order to generate employment opportunities and improve economic activity in the region;
  Training for tourism initiatives that can promote economic activity in the region;
  Through the operation of the Terronera Community House, offering activities that promote local participation, which could be educational, sports or culture related, with a focus of inclusion and diversity;
  In partnership with the Health Centre of Santiago de los Pinos, supporting health campaigns for the community members; and
  Improving transportation routes for our operations and the community to improve the safety of regional roads.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is advancing construction of the Terronera Project and exploring its portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com
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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project, including anticipated Project progress and timeline and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the completion of Societe Generale’s and ING Bank N.V.’s due diligence requirements in connection with the Terronera Project financing; the final terms of the financing and the Company’s ability to successfully drawdown funds thereunder; the ongoing effects of inflation and supply chain issues on Project economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the ability of the Company to successfully secure a debt facility, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, the Project’s forecasted economics as of 2023, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.